UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXP WORLD HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

30212W100
(CUSIP Number)

Glenn Sanford	Penny Sanford
1321 King Street, Suite 1	8292 Orcas Rd, Rose Cottage,
Bellingham, WA 98229	Orcas, WA 98280
Tel: (360) 389-2426	Tel: (360) 393-1853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Christopher J. Voss
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
Tel: (206) 370-7609

June 6, 2017(1)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This constitutes a late filing due to administrative oversight on behalf of the reporting persons.

SCHEDULE 13D

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

22,700,144 shares of common stock(1)
8	SHARED VOTING POWER

0
9	SOLE DISPOSITIVE POWER

22,700,144 shares of common stock(1)
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,700,144 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.05%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Includes 21,083,144 shares of our common stock and stock options to acquire 1,617,000 shares of our common stock.
(2) Based on 53,995,962 issued and outstanding common shares of the Issuer, as reported by the Issuer on its Form 10-Q for the quarter ending September 30, 2017 filed with the SEC on November 14, 2017.

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SCHEDULE 13D

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,779,325 shares of common stock
8	SHARED VOTING POWER

0
9	SOLE DISPOSITIVE POWER

15,779,325 shares of common stock
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,779,325 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.22%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) Based on 53,995,962 issued and outstanding common shares of the Issuer, as reported by the Issuer on its Form 10-Q for the quarter ending September 30, 2017 filed with the SEC on November 14, 2017.

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Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.00001 par value of eXp World Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1321 King Street, Suite 1, Bellingham, WA 98229.

Item 2. Identity and Background

(a)	Name: Glenn Sanford

(b)	Residence or business address: 1321 King Street, Suite 1, Bellingham, WA 98229

(c)	Mr. Sanford is the Chief Executive Officer and Chairman of the Board of the Issuer. The Issuer’s address is 1321 King Street, Suite 1, Bellingham, WA 98229.

(d)	During the last five years, Mr. Sanford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Sanford was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sanford is a resident of the United States.
(a)	Name: Penny Sanford

(b)	Residence or business address: 8292 Orcas Rd, Rose Cottage, Orcas, WA 98280

(c)	Ms. Sanford is a self employed Physical Therapist

(d)	During the last five years, Ms. Sanford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Ms. Sanford was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Sanford is a resident of the United States.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

On or about June 6, 2017 Glenn D. Sanford and Penny Sanford (each a “Reporting Person”, and together the “Reporting Persons”) entered into an oral agreement (the “Stockholder Agreement”), pursuant to which each Reporting Person agreed to vote as a group with respect to the election of directors of the Issuer and any other matter on which any shares of common stock of the Issuer are entitled to vote. The purpose of the Stockholder Agreement is to consolidate control of the Issuer among the Reporting Persons, to exercise greater control over the composition of the Issuer’s board of directors and management and to enable the Issuer to qualify as a “controlled company” within the meaning of the NASDAQ Listing Rules or the rules of the New York Stock Exchange, as and if applicable in the future.

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The Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes. Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) If Applicable, Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Issuer’s Common Shares during the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1	Joint Filing Agreement, between Glenn D. Sanford and Penny Sanford dated December 6, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2017.	/s/ Glenn Sanford
Signature
Glenn Sanford

Dated: December 7, 2017.	/s/ Penny Sanford
Signature
Penny Sanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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